Exhibit 99.1

International Royalty Corporation

Consolidated Financial Statements

For the nine months ended September 30, 2009 and 2008

(unaudited, expressed in thousands of U.S. dollars)

International Royalty Corporation

Consolidated Balance Sheets

(unaudited, expressed in thousands of U.S. dollars)

	September 30,	December 31,
	2009	2008
Assets
Current assets
Cash and cash equivalents	$51,344	$3,444
Restricted cash	418	371
Royalties receivable, net of allowance of $47 (2008 - $45)	5,630	7,476
Prepaid expenses and other current assets	265	195
	57,657	11,486
Royalty interests in mineral properties (note 3)	349,516	355,093
Investments (note 4)	6,234	6,207
Furniture and equipment, net	111	145
Foreign currency contract (note 7)	2,948	-
Other long-term assets (note 5)	2,278	3,639
	$418,744	$376,570
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$1,328	$1,693
Other liabilities – current portion (note 10)	149	-
Income taxes	2,075	7,753
Future income taxes	508	4,226
	4,060	13,672
Revolving credit facility (note 6)	-	3,000
Senior secured debentures (note 7)	25,666	21,662
Foreign currency contract (note 7)	-	493
Future income taxes	46,808	40,463
Other liabilities (note 10)	3,725	-
	80,259	79,290
Shareholders’ Equity (note 9)
Common shares
Authorized - unlimited common shares without par value
Issued - 94,695,356 (2008 – 78,480,356) common shares	324,925	275,464
Contributed surplus	10,464	9,896
Retained earnings	3,079	11,920
Accumulated other comprehensive income	17	-
	338,485	297,280
	$418,744	$376,570

See accompanying notes to the consolidated financial statements.

International Royalty Corporation

Consolidated Statements of Operations

(unaudited, expressed in thousands of U.S. dollars, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008

Royalty Revenues	$6,593	$13,791	$19,790	$32,684

Expenses
Amortization	2,591	4,275	10,186	10,281
Business development	381	665	990	1,552
General and administrative	1,296	1,640	4,090	5,125
Impairment of royalty interests in mineral properties (note 3)	-	813	-	813
Impairment of other long-term assets	-	839	-	839
Royalty taxes	1,000	2,593	3,145	6,110

	5,268	10,825	18,411	24,720

Earnings from operations	1,325	2,966	1,379	7,964

Other income (expense)
Foreign currency gain (loss)	(3,041)	(904)	(3,978)	59
Unrealized gain on fair market value of foreign currency contract (note 7)	2,114	-	3,441	-
Purchase transaction costs (note 10)	(55)	-	(6,763)	-
Interest expense (note 11)	(942)	(795)	(2,594)	(2,359)
Interest income	24	77	61	393

	(1,900)	(1,622)	(9,833)	(1,907)

Earnings (loss) before income taxes	(575)	1,344	(8,454)	6,057

Income tax expense (benefit)
Current income tax	(4,383)	9,377	(6,771)	8,792
Future income tax	4,582	(8,493)	3,694	(6,533)
	199	884	(3,077)	2,259

Net earnings (loss)	$(774)	$460	$(5,377)	$3,798

Basic and diluted earnings (loss) per share	$(0.01)	$0.01	$(0.06)	$0.05
Basic weighted average shares outstanding	91,844,704	78,480,356	82,984,092	78,479,820
Diluted weighted average shares outstanding	91,844,704	78,493,974	82,984,092	79,135,156

See accompanying notes to the consolidated financial statements.

International Royalty Corporation

Consolidated Statements of Retained Earnings

(unaudited, expressed in thousands of U.S. dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008

Retained earnings at beginning of period	$5,747	$13,692	$11,920	$11,531
Net earnings (loss) for the period	(774)	460	(5,377)	3,798
Dividends	(1,894)	(1,570)	(3,464)	(2,747)

Retained earnings at end of period	$3,079	$12,582	$3,079	$12,582

Consolidated Statements of Comprehensive Income (Loss)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008

Net earnings (loss) for the period, before comprehensive income	$(774)	$460	$(5,377)	$3,798
Unrealized gains (losses) on available for sale investments (note 4)	2	(197)	20	(865)
Future tax effect on unrealized gains (losses)	(0)	29	(3)	127

Comprehensive income (loss)	$(772)	$292	$(5,360)	$3,060

See accompanying notes to the consolidated financial statements.

International Royalty Corporation

Consolidated Statements of Cash Flows

(unaudited, expressed in thousands of U.S. dollars, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008
Cash flows provided by operating activities
Earnings (loss) for the period	$(774)	$460	$(5,377)	$3,798
Items not affecting cash
Depreciation and amortization	2,604	4,284	10,223	10,309
Impairment of royalty interest in mineral properties	-	813	-	813
Impairment of long-term assets	-	839	-	839
Accretion of debenture discount and financing charges	313	278	920	816
Non-cash interest on other liabilities	152	-	258	-
Future income tax expense (benefit)	4,582	(8,493)	3,694	(6,533)
Non-cash foreign currency (gain) loss	2,250	595	3,247	(537)
Non-cash foreign currency contract	(2,114)	-	(3,441)	-
Non-cash transaction costs (note 10)	(86)	-	5,555	-
Stock-based compensation expense	183	378	568	1,098
Decrease in other liabilities	(331)	-	(331)	-
Changes in non-cash working capital
(Increase) decrease in royalties receivable	(418)	(4,165)	2,027	(832)
(Increase) decrease in prepaid expenses and other current assets	65	129	(42)	(111)
(Increase) decrease in other assets	-	(19)	-	59
Decrease in accounts payable and accrued liabilities	(850)	(184)	(1,347)	(595)
Increase (decrease) in income taxes payable	(3,994)	8,788	(6,771)	510
	1,582	3,703	9,183	9,634
Cash flows provided by (used in) investing activities
Acquisition of royalty interests in mineral properties	-	(22,203)	(5,022)	(22,838)
Refund of stamp duty paid on royalty interests	-	-	413	-
Cash acquired in acquisition (note 10)	-	-	199	-
Purchase of furniture and equipment	-	(22)	(2)	(45)
Increase in equity investment	(7)	-	(7)	-
Restricted cash	-	(2)	-	(302)
Other assets	484	(492)	139	(1,366)
	477	(22,719)	(4,280)	(24,551)
Cash flows provided by financing activities
Proceeds from bought deal financing, net of issuance costs	49,461	-	49,461	-
Proceeds from exercise of stock options	-	-	-	13
Revolving credit facility	(300)	4,996	(3,000)	4,996
Dividends paid	(1,894)	(1,570)	(3,464)	(2,747)
	47,267	3,426	42,997	2,262
Increase (decrease) in cash and cash equivalents	49,326	(15,590)	47,900	(12,655)
Cash and cash equivalents - beginning of period	2,018	15,677	3,444	12,742
Cash and cash equivalents - end of period	$51,344	$87	$51,344	$87

See accompanying notes to the consolidated financial statements.

International Royalty Corporation

Notes to Interim Consolidated Financial Statements (unaudited)

September 30, 2009

1

Nature of business and basis of presentation

International Royalty Corporation (“IRC” or the “Company”) was incorporated under the laws of Yukon, Canada on May 7, 2003 and was continued under the Canada Business Corporations Act on November 12, 2004.  It was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties.

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information.  Accordingly, they do not include all of the information and notes to the consolidated financial statements required by generally accepted accounting principles for complete financial statements and should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2008.  In the opinion of management, all adjustments considered necessary for fair presentation have been included.

2

Significant accounting policies

The consolidated financial statements have been prepared using accounting policies generally accepted in Canada (“Canadian GAAP”) for interim reporting and include the accounts of its wholly-owned subsidiaries. The material subsidiaries include IRC (U.S.) Management Inc., Archean Resources Ltd. (“Archean”) and IRC Nevada Inc. In addition, the Company consolidates variable interest entities for which it is determined to be the primary beneficiary.  All significant inter-company transactions are eliminated on consolidation.

The accounting policies followed by the Company are set out in note 2 to the audited consolidated financial statements for the fiscal year ended December 31, 2008 and have been consistently followed in the preparation of these consolidated financial statements except that the Company has adopted the following CICA standards effective for the Company’s first quarter commencing January 1, 2009, with the exception of the variable interest entities policy which became a significant policy during the quarter ended June 30, 2009:

Section 3064 – Goodwill and Intangible Assets – This section was issued in February 2008 and replaced CICA 3062, “Goodwill and Intangible Assets,” and Section 3450, “Research and Development”.  This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  The adoption of this standard had no effect on the consolidated financial statements.

Section 1582 – Business Combinations, Section 1601 - Consolidations and Section 1602 – Non-controlling Interests – These sections were issued in January 2009 and are harmonized with International Financial Reporting Standards. Section 1582 specifies a number of changes, including: an expanded definition of a business combination, a requirement to measure all business acquisitions at fair value, a requirement to measure non-controlling interests at fair value, and a requirement to recognize acquisition-related costs as expenses.  Section 1601 establishes the standards for preparing consolidated financial statements. Section 1602 specifies that non-controlling interests be treated as a separate component of equity, not as a liability or other item outside of equity.  These new standards are effective for 2011.  Early adoption is permitted.

International Royalty Corporation

Notes to Interim Consolidated Financial Statements (unaudited)

September 30, 2009

Variable interest entities

The Company accounts for variable interest entities (“VIE”) in accordance with CICA Accounting Guide 15, “Consolidation of Variable Interest Entities” (“AcG 15”).  AcG 15 prescribes the application of consolidation principles for entities that meet the definition of a VIE.  An enterprise holding other than a voting interest in a VIE, could, subject to certain conditions, be required to consolidate the VIE, if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses, receive the majority of its expected residual returns, or both.

Reclassifications

Certain prior period amounts have been reclassified to conform with the current year financial statement presentation.

International Royalty Corporation

Notes to Interim Consolidated Financial Statements (unaudited)

September 30, 2009

3

Royalty interests in mineral properties (net)

	Balance at	Acquisitions			Balance at
	December 31,	(Refund of			September 30,
(in thousands of US$)	2008	Stamp Duty)	Impairments	Amortization	2009
Production stage:

Voisey’s Bay	$196,964	$-	$-	$(9,179)	$187,785
Las Cruces	42,203	-	-	(58)	42,145
Avebury/Melba Flats	6,000	-	-	-	6,000
Johnson Camp	-	5,022	-	(63)	4,959
Gwalia	3,510	(143)	-	(143)	3,224
Skyline	2,038	-	-	(455)	1,583
Southern Cross	1,077	(103)	-	(142)	832
Williams Mine	810	-	-	(136)	674
Meekatharra	526	(57)	-	-	469
Other	58	-	-	(10)	48

	253,186	4,719	-	(10,186)	247,719
Development stage:

Pascua	56,513	-	-	-	56,513
Wolverine	19,819	-	-	-	19,819
South Laverton	912	-	-	-	912
Belahouro (Inata)	817	-	-	-	817
Belcourt	527	-	-	-	527
Tambor	30	-	-	-	30

	78,618	-	-	-	78,618

Exploration /
Feasibility stage:

Pinson	6,977	-	-	-	6,977
Bell Creek	4,029	-	-	-	4,029
Aviat One	2,211	-	-	-	2,211
High Lake	2,007	-	-	-	2,007
Horizon	1,530	-	-	-	1,530
Tarmoola	1,486	(60)	-	-	1,426
Gold Hill	670	-	-	-	670
Merlin Orbit	504	-	-	-	504
Other	3,875	(50)	-	-	3,825

	23,289	(110)	-	-	23,179

	$355,093	$4,609	$-	$(10,186)	$349,516

International Royalty Corporation

Notes to Interim Consolidated Financial Statements (unaudited)

September 30, 2009

2009 Royalty Acquisitions

Johnson Camp Royalty Interests

On March 31, 2009, the Company acquired from Nord Resources Corporation a royalty on the producing Johnson Camp copper mine located in Cochise County, Arizona for cash consideration of $4.95 million, plus acquisition costs of $72,000.  The Johnson Camp royalty is a 2.50% NSR on the project.  Beginning after January 1, 2010, the royalty rate for any given year can be adjusted slightly upward if certain annual production targets are not met, and downward if excess production allows previous short-falls to be recovered.  However, the cumulative rate on copper production can never fall below the original 2.50% NSR on the project.  The royalty rate on any metals other than copper can be reduced to 1.25%, if cumulative copper production from the mine exceeds 250 million pounds within twelve years.

Refund of Stamp Duty

During 2006, the Company paid stamp duty to the government of Western Australia as part of the acquisition of its Western Australia royalty interests.  The original cost of the stamp duty was capitalized as part of the costs of the royalties.  The Company appealed the costs and in January 2009, received a refund of $413,000. The refund was recorded as a reduction of the original cost and was allocated among the royalty interests acquired.

Pending royalty acquisitions

Fawcett

On December 7, 2004, the Company signed a letter agreement with David Fawcett (superseded by a royalty purchase agreement dated February 22, 2005) to acquire 20.3% of a 1.0% royalty interest on four coal licenses in British Columbia for total consideration of CA$312,500 in cash and CA$937,500 in Common Shares valued at the offering price of the IPO of CA$4.30.  Pursuant to an agreement dated February 22, 2005, the cash and 218,023 Common Shares were placed in escrow pending receipt of executed royalty assignment agreements from the property owner, Western Canadian Coal Corp. (“Western”).  The value of the Common Shares has been included in other long-term assets as of September 30, 2009 and December 31, 2008 and will be transferred to royalty interests in mineral properties upon closing of the transaction.  Should the transaction not close, the cash will revert back to the Company and the shares will be cancelled.

On March 21, 2005, Western filed a petition with the Supreme Court of British Columbia to have the underlying royalty sharing agreement set aside.  On February 24, 2006, the Supreme Court of British Columbia upheld the underlying royalty sharing agreement between David Fawcett and Western.  On March 24, 2006, Western filed a notice to appeal the decision.  On October 23, 2006, Western announced that it was unilaterally discontinuing the appeal but would be taking the position that based on the circumstances in which the 1.0% royalty was entered into, that any payment on the 1.0% royalty over the sum of $500,000 would constitute the payment of interest in excess of 60% and would be illegal under Section 347 of the Criminal Code of Canada.  Accordingly, Western indicated that it would make no payments on the 1.0% royalty over and above $500,000. If correct, this would restrict the payments on that portion of the royalty to be assigned by Fawcett to the Company to $101,500. Fawcett has commenced proceedings challenging this position and is seeking a declaration that the 1.0% royalty is not subject to Section 347 of the Criminal Code.

International Royalty Corporation

Notes to Interim Consolidated Financial Statements (unaudited)

September 30, 2009

On April 1, 2009, the Supreme Court of British Columbia announced its judgment in favour of David Fawcett, declaring that the 1.0% royalty is not subject to Section 347 of the Criminal Code.  On April 30, 2009, Western filed a Notice of Appeal with the British Columbia Court of Appeals regarding the Supreme Court’s decision. On July 31, 2009, Western submitted its formal factum and David Fawcett submitted his factum in reply in September 2009.  The Court of Appeals has scheduled the appeal hearing for December 16, 2009.

Impairments

During the three and nine months ended September 30, 2009, as a result of management’s assessment, the Company determined that there were no impairments of royalty interests in mineral properties. During the three months ended September 30, 2008, it was determined that the Company’s royalty interests on five diamond properties in Canada were impaired due to the expiration of exploration permits at the end of statutory time limits.  During the three and nine months ended September 30, 2008, the Company recorded $813,000 of impairments of royalty interests in mineral properties.

4

Investments

Investments consisted of:

	September 30,	December 31,
(in thousands of US$)	2009	2008

Preferred Rocks of Genoa Holding Company, LLC	$6,053	$6,053
Investment in New Horizon Uranium Corporation (“NHU”)	36	15
Other	145	139

	$6,234	$6,207

Preferred Rocks of Genoa Holding Company, LLC (“Genoa”)

The Company’s investment in Genoa has been classified as available-for-sale, and accordingly was initially recorded at its fair market value, which approximated cost.  There is no quoted market price in an active market for the investment in Genoa, and accordingly, this investment is measured at cost.

New Horizon Uranium Corporation

The investment in NHU has been classified as available-for-sale and accordingly was initially recorded at fair market value.  The Company recorded an unrealized gain on the investment of $17,000 (net of a future tax expense of $3,000) to comprehensive income during the nine months ended September 30, 2009.  Future changes to the fair market value of the Company’s investment in NHU will be recorded as other comprehensive income, net of taxes, until the Company disposes of any of its investment, unless a decline is determined to be other than temporary.

International Royalty Corporation

Notes to Interim Consolidated Financial Statements (unaudited)

September 30, 2009

5

Other long-term assets

Other assets consisted of:

	September 30,	December 31,
(in thousands of US$)	2009	2008

Advances to CFT Capital Limited	$1,098	$1,944
Deferred amounts directly related to the acquisition of McWatters Mining, Inc.	-	832
Deferred amounts relating to pending royalty acquisitions (note 3)	918	854
Other	262	9

	$2,278	$3,639

Advances to CFT Capital Limited (“CFT”) represent gross amounts of $2.0 million loaned to CFT, an unrelated third party, for the acquisition of McWatters Mining, Inc. (“McWatters”) (Note 10).  As of April 9, 2009 (date of closing), these advances are repayable over five years with interest at 1.0%.  During the three months ended September 30, 2009, the Company received $456,000 in repayments of the advances from CFT.  The Company has established the fair value of the remaining outstanding advances to be $1.1 million using the present value of the expected future cash flows with a discount rate of 12%.

The Company determined that deferred costs relating the McWatters transaction (Note 10) were direct and incremental in nature.  These costs were capitalized as part of the acquisition and written off as part of the purchase price allocation. These costs are included as costs related to the acquisition of McWatters (note 10).

6

Revolving Credit Facility

The Company entered into a credit agreement with The Bank of Nova Scotia establishing a revolving credit facility (the “Revolving Facility”) in favour of the Company in the amount of up to $40 million. The Revolving Facility is used to provide funds for general corporate purposes, including acquisitions of royalties on mining properties.  The Revolving Facility matures January 8, 2010.

The Revolving Facility is a two-year revolving loan which is available in multiple currencies through prime rate, base rate and LIBOR advances and through bankers’ acceptances, priced at the applicable rate plus an applicable margin that ranges from 1% to 2%.  The Company pays a standby fee of 1% per annum on the undrawn amount of the Revolving Facility.

The Revolving Facility is subject to customary terms and conditions for borrowers of this nature, including limits on incurring additional indebtedness, granting liens or selling assets without the consent of the lenders. The Company is also required to maintain certain financial ratios as well as a minimum tangible net worth. Pursuant to the Revolving Facility, the Company granted a second charge over substantially all of its current and future assets. Archean and IRC Nevada Inc. guaranteed the indebtedness of the Company under the Revolving Facility.  IRC Nevada Inc. provided a first charge over all of its assets pursuant to a general security agreement and Archean provided a second charge over all of its assets (except for its equity interest in Voisey’s Bay Holding Corporation which was not pledged) pursuant to a general security agreement.

International Royalty Corporation

Notes to Interim Consolidated Financial Statements (unaudited)

September 30, 2009

7

Senior secured debentures

On February 22, 2005, the Company completed a Unit Offering for gross proceeds of CA$30 million. The Unit Offering consisted of CA$30 million of 5.5% Senior Secured Debentures (the “Debentures”) due February 22, 2011 and 1,395,360 Common Shares. The obligations of the Company under the Debentures are collateralized by a general security agreement over all of the assets of the Company relating to the Voisey’s Bay Royalty.

Interest on the Debentures is payable semi-annually, on February 28 and August 31, with the principal of CA$30 million due at maturity in 2011.  Interest on the Debentures paid by the Company during the nine months ended September 30, 2009 and 2008 was $1.4 million and $1.7 million, respectively.

The proceeds received from the Debentures were reduced by the fair value of the Common Shares issued of $4.9 million. Details of the balance are as follows:

	September 30, 2009		December 31, 2008
(in thousands of US$)	CA	US	CA	US
Senior Secured Debentures payable	$30,000	$27,633	$30,000	$24,549
Unaccreted discount	(1,809)	(1,470)	(2,655)	(2,157)
Unaccreted financing charges	(612)	(497)	(898)	(730)
	$27,579	$25,666	$26,447	$21,662

The Company’s contractual obligation for future principal payments is one lump sum payment of CA$30,000,000 to be made on February 22, 2011. The obligation is denominated in CA$.  The Debentures as of September 30, 2009 were converted to US$ equivalents using an exchange rate of CA$1.00 to US$0.9211, the exchange rate as of September 30, 2009.  The Debentures as of December 31, 2008 were converted to US$ equivalents using an exchange rate of CA$1.00 to US$0.8183, the exchange rate as of December 31, 2008.

Foreign Currency Contract

On November 25, 2008, the Company entered into an agreement with a bank to fix the exchange rate to repay the principal balance of the Senior Secured Debentures at CA$1.00 to US$0.834725, based on the settlement date of February 22, 2011.  The fair value of the liability (asset) as of September 30, 2009 and December 31, 2008 was $(2,948,000) and $493,000, respectively.

The foreign currency contract liability is a derivative and thus, has been classified as “held-for-trading” and was recorded at fair value on the date of acquisition and then marked-to-market at the balance sheet date.  The change in fair value of the foreign currency contract liability has been recognized as an unrealized gain on fair market value of foreign currency contract on the consolidated statements of operations.

International Royalty Corporation

Notes to Interim Consolidated Financial Statements (unaudited)

September 30, 2009

8

Income taxes

Income tax expense varied from the amount that would be computed by applying the combined federal and provincial income tax rate of 29.00% (29.5% in 2008) to earnings before income taxes as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(in thousands of US$)	2009	2008	2009	2008

Earnings (loss) before income taxes	$(575)	$1,344	$(8,454)	$6,057

Expected income tax expense (benefit)	$(167)	$397	$(2,452)	$1,787

Tax effect of:
Stock-based compensation	52	112	164	324
Expiration of unexercised warrants	(189)	189	(189)	189
Impairment of long-term assets	-	124	-	124
Non-deductible royalty taxes	-	(101)	-	(101)
Canadian functional currency election	-	-	(2,024)	-
Non-deductible McWatters transaction costs	16	-	1,415	-
Foreign currency	398	267	263	(17)
Other	89	(104)	(254)	(47)

Actual income tax expense (benefit)	$199	$884	$(3,077)	$2,259

Functional Currency Election

In March 2009, the Canadian government enacted new legislation which will allow qualifying taxpayers the ability to file their 2008 and subsequent Canadian tax returns using a functional currency which is other than the Canadian dollar.  As a result of the legislation becoming substantively enacted for financial reporting purposes in the nine months ended September 30, 2009, foreign currency losses of approximately $1.8 million previously recognized in 2008 were reversed in March 2009 and have been recorded as a foreign currency gain on the consolidated statement of operations for the nine months ended September 30, 2009.

Also, as a result of this new legislation, the Company translated its non-monetary assets to a U.S. value using the foreign currency exchange rate of CA$1.00 to US$1.012, the rate provided for by the new legislation. The use of this rate to lock in the U.S. dollar value of the assets created a permanent benefit in the tax basis of certain of the company’s assets.  This change in tax basis created a future tax benefit of $2.0 million, which has been reflected in the consolidated statement of operations for the nine months ended September 30, 2009.

McWatters Acquisition of Tax Attributes

On April 9, 2009, the Company completed its acquisition of McWatters Mining, Inc. (“McWatters”) (Note 10).  McWatters has estimated accumulated non-capital losses carried forward for federal purposes totalling CA$92.9 million which are available to reduce future taxable income.

International Royalty Corporation

Notes to Interim Consolidated Financial Statements (unaudited)

September 30, 2009

The non-capital losses expire as follows:

CA$

2009	$10,956,887
2010	14,464,307
2014	9,827,056
2015	54,758,112
2026	1,307,707
2027	1,118,019
2028	432,255

Balance at September 30, 2009	$92,864,343

McWatters has accumulated research and development expenses of CA$1.3 million and research and development federal tax credits to be carried forward of CA$490,000.  These tax credits will expire between 2019 and 2022.

McWatters has also accumulated capital losses of CA$455,000, Canadian exploration expenses of CA$5.0 million, Canadian development expenses of CA$18.0 million and limited partnership losses from its subsidiary of CA$24.5 million.  The limited partnership losses are available to reduce future taxable income within the parameters of the Federal and Quebec tax legislation, without limit of time.  In order to use the limited partnership losses, the partnership will have to generate taxable income.

Due to the complexity inherent in the interpretation of the Income Tax Act (Canada), it is possible that some or all of the McWatters non-capital losses may not be deductible for tax purposes and accordingly, the potential tax benefits of these elements have not been recognized in these consolidated financial statements.

9

Shareholders’ equity

Bought Deal Financing

On July 15, 2009, the Company completed an offering of 14,100,000 common shares at a price of CA$3.55 per common share for total gross proceeds of $44,728,000 (CA$50,055,000). The Company also granted to the underwriters an over-allotment option of up to 2,115,000 common shares which were fully subscribed on July 24, 2009 at a price of CA$3.55 per share for gross proceeds of $6,926,000 (CA$7,508,000).  Closing of the over-allotment option brought total gross proceeds from the offering to $51,654,000 (CA$57,563,000), and net proceeds to approximately $49,461,000 (CA$55,118,000).  IRC paid share issuance costs of $2,193,000 (CA$2,445,000) related to the offering.  The total number of common shares outstanding after the offering was 94,695,356 shares.

International Royalty Corporation

Notes to Interim Consolidated Financial Statements (unaudited)

September 30, 2009

Common Shares issued and outstanding were as follows:

(in thousands of US$)	Shares	Amount

Balance at December 31, 2008	78,480,356	$275,464
Shares issued for bought deal financing, net of offering costs of $1,847 (net of taxes of $799)	14,100,000	42,881
Shares issued upon exercise of overallotment option, net of offering costs of $346	2,115,000	6,580

Balance at September 30, 2009	94,695,356	$324,925

Activity in contributed surplus was as follows:

(in thousands of US$)	Amount

Balance at December 31, 2008	$9,896
Stock-based compensation expense	568
Balance at September 30, 2009	$10,464

Activity in accumulated other comprehensive income was as follows:

(in thousands of US$)	Amount

Balance at December 31, 2008	$-
Other comprehensive income, net of tax	17
Balance at September 30, 2009	$17

A summary of accumulated other comprehensive income and retained earnings was as follows:

	September 30,	December 31,
(in thousands of US$)	2009	2008

Beginning balance	$-	$173
Unrealized gains (losses) on available-for-sale investments	20	(203)
Future tax effect of unrealized gains (losses)	(3)	30

Total accumulated other comprehensive income	17	-
Retained earnings	3,079	11,920

Ending balance	$3,096	$11,920

International Royalty Corporation

Notes to Interim Consolidated Financial Statements (unaudited)

September 30, 2009

Stock options and warrants

There were no stock options granted during the nine months ended September 30, 2009.  During the nine months ended September 30, 2008, the Company granted 125,000 stock options valued at approximately $250,000.  The Company uses the fair value based method of accounting for all stock-based compensation awards using the Black-Scholes Option Pricing Model.

The Company recognized stock-based compensation expense of approximately $568,000 and $1,098,000 for the nine months ended September 30, 2009 and 2008, respectively, which is recorded in general and administrative expenses.

During the nine months ended September 30, 2008, the Company received proceeds from the exercise of 3,500 stock options totalling $13,000.

10

Acquisition of McWatters Mining, Inc.

On April 9, 2009, the Company acquired all of the outstanding common shares of McWatters Mining, Inc. (“McWatters”) representing a 45% voting interest. A class of voting preferred shares created under a Plan of Arrangement and issued to all former common shareholders of McWatters is entitled to 55% of the votes and an amount not exceeding CA$1.0 million of cumulative dividends and redemption amounts.  All income in excess of CA$1.0 million will accrue to the common shares, all of which are owned by IRC.  The value of the future cash payments of $753,000 has been recorded in other liabilities in the consolidated balance sheet using a discount rate of 12%.  The Company has accounted for this transaction as a purchase of assets.

McWatters was reorganized effective on June 2, 2008, and pursuant to a proposal with its creditors, substantially all of its unsecured creditor claims were acquired by CFT Capital, Inc. (“CFT”), and the balance of such claims have been settled.  At the date of acquisition, McWatters had remaining liabilities of CA$7.3 million which will be payable out of 6.0% of available taxable income of McWatters.  During the three months ended September 30, 2009, McWatters made a payment of $331,000 to CFT.  The Company has estimated the fair value of the remaining future cash payments to be $3.1 million using a discount of 12% and has been recorded in other liabilities in the consolidated balance sheet

The following is a summary of the other liabilities recorded in connection with the McWatters transaction:

	September 30,	April 9, 2009
(in thousands of US$)	2009	(date of closing)

Due to Class A Preferred Shareholders – current portion	$149	$142
Due to Class A Preferred Shareholders	604	547
Due to CFT	3,121	3,257

Ending balance	$3,874	$3,946

McWatters has approximately CA$140.0 million of available resource deductions and net operating loss carryforwards (Note 8).

International Royalty Corporation

Notes to Interim Consolidated Financial Statements (unaudited)

September 30, 2009

The following is a summary of the McWatters transaction costs recorded as other expense as of September 30, 2009:

September 30,
(in thousands of US$)	2009

Deferred acquisition costs	$2,268
Net retained deficit acquired	548
Net present value of amounts due to Class A Preferred Shareholders	690
Net present value of amounts due to CFT	3,257

Ending balance	$6,763

For financial statements purposes, IRC has consolidated the balance sheet and results of operations of McWatters from the date of acquisition in its consolidated financial statements.

11

Financial Instruments

Interest expense

Details of interest expense were as follows:

	Three Months Ended		Nine Months Ended
(in thousands of US$)	September 30,		September 30,
	2009	2008	2009	2008

Accretion of debenture discount and financing charges	$313	$266	$1,119	$804
Cash interest expense	375	226	920	1,047
Commitment and standby fees	102	303	297	508
Accretion of other liabilities	152	-	258	-

	$942	$795	$2,594	$2,359